UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SEALED AIR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-12139	65-0654331
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

8215 Forest Point Boulevard
Charlotte North Carolina	28273
(Address of principal executive offices)	(Zip code)

201-791-7600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sealed Air Corporation (“Sealed Air,” the “Company,” “we” or “our”) determined that during the 2014 calendar year, we manufactured and/or contracted to manufacture certain products containing or that may contain tin, tungsten, tantalum and/or gold (referred to hereafter as “conflict minerals”). Such products include chemical raw materials and finished goods, plastic resins and plastic packaging and customer equipment from the Company’s three divisions, Food Care, Product Care and Diversey Care. We further determined that these minerals are necessary to the functionality or production of these products. We conducted a Reasonable Country of Origin Inquiry (RCOI) reasonably designed to determine whether the necessary conflict minerals in our products originated from the Covered Countries or are from recycled or scrap sources in accordance with the requirements of the Securities and Exchange Commission minerals rules under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Covered Countries are the Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia).

Following a good faith RCOI of our suppliers relating to any products that had conflict minerals or the potential to contain conflict minerals, we do not believe or have any reason to believe that the necessary conflict minerals included in our products originated or may have originated in the Covered Countries.

Starting in late 2012, Sealed Air initiated a comprehensive review process for our product portfolio. As part of this review process, Sealed Air assembled a cross-functional task force of Sealed Air employees, which identified suppliers of components or materials to the Company that contain or have the potential to contain conflict minerals. The Company reviewed and updated this list of suppliers for the 2014 RCOI process. For reporting year 2014, the Company engaged a third party service provider that specializes in conflict minerals inquiries to contact all suppliers of products that contain or have the potential to contain conflict minerals. The third party service provider contacted these suppliers to request that the suppliers complete the EICC (Electronic Industry Citizen Coalition) template, which questionnaire confirms whether any products or materials provided to Sealed Air contained conflict minerals from the Covered Countries. These suppliers then were asked to return the completed questionnaires to the third party service provider who communicated the results to the Company. Following the initial request, the third party service provider followed up with those suppliers from which it had not received responses.

No supplier that completed the questionnaire indicated that the products supplied to us contained conflict minerals from the Covered Countries. As to those suppliers that did not respond to our request for a certification, we have no reason to believe that their products contained conflict minerals that originated or may have originated in the Covered Countries.

This Specialized Disclosure Form (Form SD) is posted to a publically available Internet site at www.sealedair.com under “Investor Relations.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEALED AIR CORPORATION

By:	/s/ Norman D. Finch Jr.
Name:	Norman D. Finch Jr.
Title:	Vice President, General Counsel & Secretary

Dated: May 29, 2015

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